O’Neill Law Group PLLC		435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Christian I. Cu**	Telephone: (360) 332-3300
Facsimile: (360) 332-2291
E-mail: cic@stockslaw.com

File #4234
March 24, 2005
VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 0304
Washington, D.C. 20549

Attention: Donald C. Hunt, Attorney-Advisor

Dear Sirs:

RE:	INFITECH VENTURES INC. (the “Company”)
	–	Registration Statement on Form 10-SB
	–	Originally Filed February 15, 2005
	–	SEC File Number 000-51073

We write on behalf of Infitech Ventures Inc. (the “Company”) in response to your comment letter dated March 7, 2005 regarding the above-referenced Form 10-SB filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, an amended Registration Statement on Form 10-SB (as revised, the "Amended Form 10-SB"). We enclose with this letter a copy of the Amended Form 10-SB, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended Form 10-SB, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended Form 10-SB.

GENERAL

1.
IN YOUR RESPONSE TO PRIOR COMMENT TWO, YOU STATED THAT INFITECH HAD REMOVED THE DISCUSSION OF WASTEWATER TREATMENT TECHNOLOGIES FROM ITS WEB SITE. PLEASE EXPLAIN WHY THAT THIS INFORMATION IS STILL AVAILABLE AT http://www.infitechventures.com/wastewater.htm AND THE WEB PAGES LINKED TO THAT PAGE.

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650
*Washington and British Columbia Bars **Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Mr. Donald C. Hunt

The Company has informed us that the website pages discussing wastewater treatment technologies and the links to those pages were mistakenly left active. As of the date of this letter, the discussion of wastewater treatment technologies and all links to those pages have been removed from its website.

PART 1

ITEM 1. DESCRIPTION OF BUSINESS – PAGE 3

THE WAX TECHNOLOGY – PAGE 3

2.
PLEASE EXPAND YOUR DISCLOSURE IN RESPONSE TO PREVIOUS COMMENT 6 TO INCLUDE ALL MATERIAL INFORMATION REGARDING THE TESTS. FOR EXAMPLE, ARE COSTS OR TIME TO CLEAN THE SPILL MATERIAL FACTORS? DID ANY OF THE TESTS HAVE MATERIAL NEGATIVE RESULTS? WHAT WAS THE SIZE OF THE BODYCOTE TEST SPILL, AND WHAT IS THE SIGNIFICANCE OF THE WAX BEING POURED RATHER THAN SPRAYED?

See the added disclosure under the heading “Prototype and Field Testing” on pages 5 to 6 of the Amended 10-SB. The Company has informed us that, except as described on pages 5 to 6 of the Amended 10-SB, there were no material negative results.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION – PAGE 12

LIQUIDITY AND FINANCIAL CONDITION – PAGE 15

3.	REFER TO YOUR RESPONSE TO PRIOR COMMENT 16. REVISE TO DESCRIBE HOW YOU VALUED AND ACCOUNTED FOR THE 6,094,000 SHARES ISSUED FROM FEBRUARY 28, 2001 TO DECEMBER 31, 2002.

In response to this comment, the Company has informed us that the issue prices for these shares were set based on a determination by the Company’s sole director, Paul G. Daly, as to the fair value of those shares. 6,000,000 of these shares were issued on February 28, 2001 at an issue price of $0.01 per share. The remaining 94,000 shares, 40,000 of which were issued on August 15, 2002 and 54,000 of which were issued on December 31, 2002, were issued at a price of $0.05 per share. The price per share for the February 28, 2001 issuance was set at a lower price as the Company did not, at that time, have a specific business plan. By August 15, 2002, the Company had a specific business plan and thus it was determined that the shares issued on and after this date had a higher fair value. The amounts received by the Company as a result of these issuances were accounted for as contributions to stockholders’ equity and were used as general working capital to fund the Company’s business development activities.

O’Neill Law Group PLLC	3
United States Securities and Exchange Commission
Attention: Mr. Donald C. Hunt

The disclosure on page 17 of the Amended 10-SB has been revised to state that the issue price for these shares was set based on a determination by the Company’s director as to the fair value of such shares and that the amounts received were accounted for as contributions to stockholders’ equity.

OUR BUSINESS OPERATIONS – PAGE 17

4.	PLEASE EXPAND YOUR DISCLOSURE IN TO RESPONSE TO PREVIOUS COMMENT 4 TO MORE FULLY EXPLAIN THE POTENTIAL DIFFICULTY. FOR EXAMPLE:

•	CAN INVESTORS AFFECT SERVICE OF PROCESS IN THE U.S. AGAINST INFITECH OR ITS AFFILIATES?
•	CAN INVESTORS ENFORCE JUDGMENTS AGAINST YOU IN U.S. COURTS BASED ON THE CIVIL LIABILITY PROVISIONS OF THE U.S. FEDERAL SECURITIES LAWS?
•	CAN INVESTORS ENFORCE, IN COURTS IN YOUR HOME JURISDICTION, JUDGMENTS OF U.S. COURTS BASED UPON THE CIVIL LIABILITIES OF THE U.S. FEDERAL SECURITIES LAWS?
•	CAN INVESTORS BRING AN ORIGINAL ACTION IN COURTS IN YOUR HOME JURISDICTION BASED ON THE U.S. FEDERAL SECURITIES LAWS?

See the added disclosure on page 19 of the Amended 10-SB.

FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JULY 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

5.
REFER TO YOUR RESPONSE TO PRIOR COMMENT 28. WE NOTE THAT THE AUDITORS REPORT INCLUDES AND EXPLANATORY PARAGRAPH REGARDING THE RESTATEMENT OF YOUR FINANCIAL STATEMENTS. PLEASE HAVE YOUR AUDITORS RESPOND TO THE FOLLOWING:

•
THE AUDIT OPINION IS DATED AS OF NOVEMBER 10, 2004, PRIOR TO THE RESTATEMENT. WHAT CONSIDERATION WAS GIVEN TO DUAL DATING THE REPORT AS REQUIRED BY SAS NO. 4, SECTION 530 – DATING OF THE INDEPENDENT AUDITORS REPORT?

•
THE AUDIT REPORT INDICATES THAT NOTE 5 HAS BEEN RESTATED TO “REFLECT AMOUNTS PAID IN RELATED TO THE SALE, ASSIGNMENT AND TRANSFER OF TECHNOLOGY IN U.S. DOLLAR.” HAVE THE ACTUAL FINANCIAL STATEMENTS BEEN RESTATED OR WAS ADDITIONAL DISCLOSURE ADDED TO QUANTIFY THE AMOUNT IN TERMS OF U.S. DOLLARS PLEASE EXPLAIN. HAVE YOUR AUDITORS DISCUSS WHY REFERENCE OF THIS CHANGE IS NECESSARY IN THE AUDIT OPINION.

In response to this comment, the Company’s auditors have informed us that the audit opinion has been revised to reflect dual dates. The report is dated as of November 10, 2004, except with respect to Note 4, which is dated as of February 8, 2005. Additionally, the report has been revised to remove reference to Note 5.

O’Neill Law Group PLLC	4
United States Securities and Exchange Commission
Attention: Mr. Donald C. Hunt

STATEMENT OF OPERATIONS

6.
REFER TO YOUR RESPONSE TO PRIOR COMMENT 31. WE NOTE THAT YOU RECORDED COMPENSATION EXPENSE FOR SERVICES PROVIDED DURING THE YEAR ENDED JULY 31, 2004. PLEASE TELL US WHY YOU HAVE NOT RECORDED ANY EXPENSE FOR CONTRIBUTED SERVICES FOR THE PERIOD FROM INCEPTION (OCTOBER 24, 2000) TO JULY 31, 2003. IF AN OFFICER OR AN EXECUTIVE WAS CONTRIBUTING TIME DURING THIS PERIOD, CONTRIBUTED SERVICES SHOULD BE VALUED AND RECORDED. PLEASE ADVISE.

In response to this comment, the Company has informed us that, during this period, the Company was primarily concerned with raising its initial capital and developing its business plan and that the Company’s officers and directors did not contribute any significant time or services during this period. As such, the value of the services provided by the Company’s officers or directors during this period was negligible and no expense has been recorded for contributed services for the period from inception to July 31, 2003.

7.
REFER TO YOUR RESPONSE TO PRIOR COMMENT 32. WE NOTE THAT YOU ARE WORKING WITH IGI TO TEST AND FINALIZE A WAX COMPOUND. PLEASE TELL US IF YOU REIMBURSE IGI FOR THESE SERVICES. NOTE THAT YOUR HISTORICAL INCOME STATEMENT SHOULD REFLECT ALL COSTS OF DOING BUSINESS, INCLUDING COSTS INCURRED BY IGI ON YOUR BEHALF. REFER TO SAB TOPIC 1- B AS NECESSARY.

In response to this comment, the Company has informed us that, to date, the work performed by IGI in assisting with the development of the Company’s wax compound has been limited to supplying the Company with limited quantities of wax samples. As disclosed in our previous letter, the Company has informed us that the market price for all of the wax samples supplied from inception to July 31, 2004 is $150.00 USD. This amount includes the work done by IGI in preparing and supplying the sample wax to the Company. The Company is not required to reimburse IGI for this amount. As this amount is insignificant, no contribution was recorded by the Company in the financial statements and, in response to your previous comment 32, a notation was added to Note 5 of the financial statements, disclosing that the Company receives the wax free of charge.

NOTE 7. RELATED PARTY TRANSACTIONS

8.	REFER TO YOUR RESPONSE TO PRIOR COMMENT 38. PLEASE REVISE TO CLARIFY THAT THE LOAN IS PAYABLE ON DEMAND.

In response to this comment, the Company has informed us that Note 7 to the financial statements has been revised to clarify that the loan is payable on demand.

O’Neill Law Group PLLC	5
United States Securities and Exchange Commission
Attention: Mr. Donald C. Hunt

UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED OCTOBER 31, 2004

9.	PLEASE APPLY OUR COMMENTS ON THE FINANCIAL STATEMENTS FOR THE YEAR-END JULY 31, 2004 TO YOUR UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED OCTOBER 31, 2004, WHERE APPLICABLE.

In accordance with Item 310 of Regulation S-B, Unaudited Interim Financial Statements for the six months ended January 31, 2005 have been included with the Amended 10-SB. In response to this comment, the Company has informed us that your comments with respect to the July 31, 2004 year end financial statements have, where applicable, been applied to the Unaudited Interim Financial Statements for the six months ended January 31, 2005.

EXHIBITS

10.	PLEASE FILE THE WRITTEN ACKNOWLEDGEMENT MENTIONED AT THE TOP OF PAGE 4.

Filed as exhibit 99.1 to the Amended 10-SB is a written acknowledgement from the Company with respect to the items mentioned on page 4 of the Comment Letter

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Christian I. Cu

CHRISTIAN I. CU

CIC/clk

Enclosures

cc:          Infitech Ventures Inc.
               Attn: Mr. Paul G. Daly, President